UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 7, 2022

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Certain 2021 Performance Metrics

Net returns of all client accounts of Fundrise Advisors for calendar year 20211:

Investment plan objective	Income return[2]	Total return[3]
Income	4.96%	17.98%
Balanced	3.70%	23.18%
Growth	2.92%	25.12%
All client accounts	3.63%	22.99%

Other notable company milestones as of December 31, 2021:

●	The company surpassed 210,000 active investor accounts on the Fundrise Platform.
●	The company surpassed $2.4 billion in equity AUM in the Sponsored Programs.
●	Investor accounts on the Fundrise Platform surpassed more than $162 million in net dividends earned from the Sponsored Programs.
●	As of December 31, 2021, the company had 246 employees.

1 Past performance is not indicative of future results, and all investments may result in total or partial loss. All prospective investors should consult their personal tax and investment advisors before making any investment on the Fundrise Platform. For more information, please see our full performance disclosure, as well as the offering circulars available at fundrise.com/oc.

2 Income return consists of the time-weighted, weighted average aggregate income returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the calendar year 2021, calculated using the Modified Dietz method. Returns are inclusive of dividends only (i.e., do not include capital gains / losses), are net of fees, and include dividends earned from shares which were acquired via dividend reinvestment.

3 Total return consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the calendar year 2021, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPAnIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 7, 2022